                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                SCHEDULE 13D/A
                                Amendment No. 1
                   Under the Securities Exchange Act of 1934

                              CONOLOG CORPORATION
                               (Name of Issuer)

                         Common Stock, $1.00 par value
                        (Title of Class of Securities)

                                   208254409
                        (CUSIP Number for Common Stock)

                                Robert S. Benou
                              Conolog Corporation
                                5 Columbia Road
                             Somerville, NJ 08876
                                (908) 722-8081
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               February 5, 1996
            (Date of Event which Requires Filing of this Statement)

                  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

                  Check the following box if a fee is being paid with this statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than 5% of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of 5% or less of such class.)

Exhibit Index                                              Page 1 of 30 Pages
is located at page 18.

CUSIP No. 208254409 for Common Stock                       Page 2 of 30 Pages

 1)      Name of Reporting Person: CNL Holdings, Inc.
         SS or IRS Identification No. of Above Person:

 2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)
                   (a)     [ ]
                   (b)     [X]

 3)      SEC Use Only

 4)      Source of Funds (See Instructions):   OO

 5)      Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)            [ ]

 6)      Citizenship or Place of Organization:   U.S.A.

Number of               7) Sole Voting           None.
Shares                  Power:
Beneficially
Owned by Each
Reporting
Person With

                        8) Shared Voting         None.
                        Power:

                        9) Sole Dispositive      CNL Holdings, Inc. owns an
                        Power:                   option to purchase 241,667
                                                 shares of Common Stock and
                                                 an option to purchase a
                                                 Promissory Note convertible
                                                 into 1,333,333 shares of
                                                 Common Stock. All of such
                                                 shares are the subject of an
                                                 irrevocable proxy in favor of
                                                 Robert S. Benou, President of
                                                 the Issuer.  CNL Holdings,
                                                 Inc. is controlled by James
                                                 R.Solakian and Dune Holdings,
                                                 Inc.

CUSIP No. 208254409 for Common Stock                       Page 3 of 30 Pages

                        10) Shared Dispositive   None.
                        Power:

11)      Aggregate Amount Beneficially Owned by the Reporting Persons:
         1,575,000 shares of Common Stock.

12)      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                  [ ]

13) Percent of Class Represented by Amount in Row (11): 22% of the Common Stock based on 1,098,630 shares of Common Stock outstanding as of February 5, 1997. (64.8% of the Common Stock outstanding, assuming conversion of Promissory Note into 1,333,333 shares of Common Stock).

14)      Type of Reporting Person (See Instructions):   CO

CUSIP No. 208254409 for Common Stock                       Page 4 of 30 Pages

 1)      Name of Reporting Person: Dune Holdings, Inc.
         SS or IRS Identification No. of Above Person:

 2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)
                   (a)     [ ]
                   (b)     [X]

 3)      SEC Use Only

 4)      Source of Funds (See Instructions):   OO

 5)      Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)             [ ]

 6)      Citizenship or Place of Organization:   U.S.A.


Number of               7) Sole Voting           None.
Shares                  Power:
Beneficially
Owned by Each
Reporting
Person With

                        8) Shared Voting         None.
                        Power:

                        9) Sole Dispositive      CNL Holdings, Inc. owns an
                        Power:                   option to purchase 241,667
                                                 shares of Common Stock and
                                                 an option to purchase a
                                                 Promissory Note convertible
                                                 into 1,333,333 shares of
                                                 Common Stock. All of such
                                                 shares are the subject of an
                                                 irrevocable proxy in favor of
                                                 Robert S. Benou, President of
                                                 the Issuer.  CNL Holdings,
                                                 Inc. is controlled by James
                                                 R.Solakian and Dune Holdings,
                                                 Inc.

CUSIP No. 208254409 for Common Stock                       Page  5 of 30 Pages

                        10) Shared Dispositive   None.
                        Power:

11)      Aggregate Amount Beneficially Owned by the Reporting Persons:
         1,575,000 shares of Common Stock.

12)      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                  [ ]

13) Percent of Class Represented by Amount in Row (11): 22% of the Common Stock based on 1,098,630 shares of Common Stock outstanding as of February 5, 1997. (64.8% of the Common Stock outstanding, assuming conversion of Promissory Note into 1,333,333 shares of Common Stock).

14)      Type of Reporting Person (See Instructions):   CO

CUSIP No. 208254409 for Common Stock                       Page 6 of 30 Pages

 1)      Name of Reporting Person: Randolph K. Pace
         SS or IRS Identification No. of Above Person:

 2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)
                   (a)     [ ]
                   (b)     [X]

 3)      SEC Use Only

 4)      Source of Funds (See Instructions):   OO

 5)      Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)              [ ]

 6)      Citizenship or Place of Organization:   U.S.A.


Number of               7) Sole Voting           None.
Shares                  Power:
Beneficially
Owned by Each
Reporting
Person With

                        8) Shared Voting         None.
                        Power:

                        9) Sole Dispositive      CNL Holdings, Inc. owns an
                        Power:                   option to purchase 241,667
                                                 shares of Common Stock and
                                                 an option to purchase a
                                                 Promissory Note convertible
                                                 into 1,333,333 shares of
                                                 Common Stock. All of such
                                                 shares are the subject of an
                                                 irrevocable proxy in favor of
                                                 Robert S. Benou, President of
                                                 the Issuer.  CNL Holdings,
                                                 Inc. is controlled by James
                                                 R.Solakian and Dune Holdings,
                                                 Inc.

CUSIP No. 208254409 for Common Stock                       Page 7 of 30 Pages

                        10) Shared Dispositive   None.
                        Power:

11)      Aggregate Amount Beneficially Owned by the Reporting Persons:
         1,575,000 shares of Common Stock.

12)      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                  [ ]

13) Percent of Class Represented by Amount in Row (11): 22% of the Common Stock based on 1,098,630 shares of Common Stock outstanding as of February 5, 1997. (64.8% of the Common Stock outstanding, assuming conversion of Promissory Note into 1,333,333 shares of Common Stock).

14)      Type of Reporting Person (See Instructions):  IN

CUSIP No. 208254409 for Common Stock                       Page 8 of 30 Pages


 1)      Name of Reporting Person: Judith Pace
         SS or IRS Identification No. of Above Person:

 2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)
                   (a)     [ ]
                   (b)     [X]

 3)      SEC Use Only

 4)      Source of Funds (See Instructions):   OO

 5)      Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                 [ ]

 6)      Citizenship or Place of Organization:   U.S.A.

Number of               7) Sole Voting           None.
Shares                  Power:
Beneficially
Owned by Each
Reporting
Person With

                        8) Shared Voting         None.
                        Power:

                        9) Sole Dispositive      CNL Holdings, Inc. owns an
                        Power:                   option to purchase 241,667
                                                 shares of Common Stock and
                                                 an option to purchase a
                                                 Promissory Note convertible
                                                 into 1,333,333 shares of
                                                 Common Stock. All of such
                                                 shares are the subject of an
                                                 irrevocable proxy in favor of
                                                 Robert S. Benou, President of
                                                 the Issuer.  CNL Holdings,
                                                 Inc. is controlled by James
                                                 R.Solakian and Dune Holdings,
                                                 Inc.

CUSIP No. 208254409 for Common Stock                       Page 9 of 30 Pages

                        10) Shared Dispositive   None.
                        Power:

11)      Aggregate Amount Beneficially Owned by the Reporting Persons:
         1,575,000 shares of Common Stock.

12)      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                  [ ]

13) Percent of Class Represented by Amount in Row (11): 22% of the Common Stock based on 1,098,630 shares of Common Stock outstanding as of February 5, 1997. (64.8% of the Common Stock outstanding, assuming conversion of Promissory Note into 1,333,333 shares of Common Stock).

14)      Type of Reporting Person (See Instructions):   IN

CUSIP No. 208254409 for Common Stock                       Page 10 of 30 Pages


 1)      Name of Reporting Person: James R. Solakian
         SS or IRS Identification No. of Above Person:

 2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)
                   (a)     [ ]
                   (b)     [X]

 3)      SEC Use Only

 4)      Source of Funds (See Instructions):   OO

 5)      Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                [ ]

 6)      Citizenship or Place of Organization:   U.S.A.


Number of               7) Sole Voting           None.
Shares                  Power:
Beneficially
Owned by Each
Reporting
Person With

                        8) Shared Voting         None.
                        Power:

                        9) Sole Dispositive      CNL Holdings, Inc. owns an
                        Power:                   option to purchase 241,667
                                                 shares of Common Stock and
                                                 an option to purchase a
                                                 Promissory Note convertible
                                                 into 1,333,333 shares of
                                                 Common Stock. All of such
                                                 shares are the subject of an
                                                 irrevocable proxy in favor of
                                                 Robert S. Benou, President of
                                                 the Issuer.  CNL Holdings,
                                                 Inc. is controlled by James
                                                 R.Solakian and Dune Holdings,
                                                 Inc.

CUSIP No. 208254409 for Common Stock                       Page 11 of 30 Pages

                        10) Shared Dispositive   None.
                        Power:

11)      Aggregate Amount Beneficially Owned by the Reporting Persons:
         1,575,000 shares of Common Stock.

12)      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                  [ ]

13) Percent of Class Represented by Amount in Row (11): 22% of the Common Stock based on 1,098,630 shares of Common Stock outstanding as of February 5, 1997. (64.8% of the Common Stock outstanding, assuming conversion of Promissory Note into 1,333,333 shares of Common Stock).

14)      Type of Reporting Person (See Instructions):   IN

CUSIP No. 208254409 for Common Stock                       Page 12 of 30 Pages


         This amends and supplements the statement on Schedule 13D, as amended (the "Schedule 13D"), filed with the Securities and Exchange Commission by members of a group consisting of CNL
Holdings, Inc., Dune Holdings, Inc., Randolph K. Pace, Judith Pace, and James R. Solakian (collectively, the "Reporting Persons") with respect to their ownership of common stock, par value $1.00 per share ("Common Stock"), of Conolog Corporation, a Delaware corporation (the "Company"). Unless otherwise indicated, the information set forth in the Schedule 13D remains unchanged.
Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the previous filings of
Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As described in Item 6 below, CNL paid $150,000 for the option to purchase 375,000 shares of Common Stock and a promissory note convertible into 1,400,000 shares of Common Stock of the Issuer
(the "Note"). On February 5, 1997, CNL exercised a portion of its option to purchase shares of Common Stock, by purchasing (i)
133,333 shares of Common Stock at $3.00 per share, and (ii) a portion of the principal amount of the Note ($200,001) and converted such portion of the Note into 66,667 shares of Common
Stock at $3.00 per share, for an aggregate consideration of $600,000. The source of funds were loans to CNL by its shareholders, to wit, Dune ($510,000) and James R. Solakian
($90,000).

ITEM 5.  INTEREST IN SECURITY OF THE ISSUER

         (a) The Reporting Persons own an option to purchase 241,667 shares of Common Stock, and an option to purchase the Note, representing an aggregate of 22% of the Issuer's Common Stock(or
64.8% assuming conversion of the remaining portion of the Note).

         (b) The Reporting persons do not have sole power to vote or direct the vote of the shares of Common Stock. The Reporting
Persons have the sole power to dispose or to direct the disposition of such shares. The shares of Common Stock owned by the Reporting persons are the subject of an irrevocable proxy issued by the Reporting Persons' in favor of Robert S. Benou, as President of the Issuer.

CUSIP No. 208254409 for Common Stock                       Page 13 of 30 Pages


         (c)      As described in Item 6 below, CNL paid $150,000 for the

option to purchase 375,000 shares of Common Stock and the Note (convertible into 1,400,000 shares of Common Stock of the Issuer). On February 5, 1997, CNL exercised a portion of its option to purchase shares of Common Stock, by purchasing (i) 133,333 shares of Common Stock at $3.00 per share, and (ii) a portion of the principal amount of the Note ($200,001) and converted such portion of the Note into 66,667 shares of Common Stock at $3.00 per share, for an aggregate consideration of $600,000. On February 5, 1997 CNL sold, through a broker-dealer, 100,000 shares of Common Stock at $3.00 per share. On February 6, 1997 CNL sold, through a broker-dealer, an additional 100,000 shares of Common Stock at $3.00 per share.

         (d)      Not Applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Reporting Persons acquired their option to purchase 375,000 shares of Common Stock and the Note (convertible into 1,400,000 shares of Common Stock of the Issuer), from The Chase Manhattan Bank, a New York Banking corporation (the "Bank"), pursuant to an Option and Purchase, Sale and Assignment Agreement, dated as of September 12, 1996 ("Option Agreement") by and between the Bank and CNL (which Option Agreement was amended as described below). Under the original Option Agreement, the Bank granted an option to CNL to purchase all of the Bank's interest in (i) the Amended and Restated Term Loan Agreement dated as of August 2, 1995 between the Issuer and the Bank, (ii) the Note and (iii) the 375,000 shares of the Issuer's Common Stock owned by the Bank. CNL paid $150,000 to the Bank for the option, which has an exercise price of $1,500,000 and an expiration date of April 15, 1997. The Issuer and CNL entered into an agreement (which agreement was amended as provided below) dated as of September 12, 1996 (the "Conolog Agreement"), whereby CNL agreed to lend up to $2,500,000 to the Issuer under certain circumstances and the Issuer agreed to file a registration statement (the "Registration Statement") with the Securities and Exchange Commission to register the 375,000 shares of Common Stock owned by the Bank and the 1,400,000 shares of Common Stock into which the Note is convertible (collectively, the "Acquired Shares"). The Registration Statement was declared

CUSIP No. 208254409 for Common Stock                       Page 14 of 30 Pages


effective November 8, 1996.

         Pursuant to the original Conolog Agreement, the proceeds of the sale of the Acquired Shares were to be applied as follows: the first $1,500,000 were to be paid to CNL for the payments made to the Bank pursuant to the Option Agreement; 50% of the balance, up to $2,500,000, to be loaned to the Issuer (the "Loans") within five days of CNL's receipt of the proceeds.

         Each loan will be evidenced by a Note bearing interest at the rate of 4% per annum and will be due 12 months from the date of such Loan. At maturity, the Issuer will have the option to pay each Loan, together with all accrued interest thereon, by issuing shares of a new Series C Preferred Stock (the "Series C Preferred") having a value of $5.00 per share for purposes of such repayment.

                  The Series C Preferred will be non-voting and carry a cumulative dividend of 8% per annum which may be payable by the issuance of shares of Common Stock valued at $5.00 per share up to a maximum of 40,000 shares per annum. The Series C Preferred will be convertible into Common Stock at the rate of one share of common stock for each share of Series C Preferred and have a liquidating preference of $5.00 per share.

         The Conolog Agreement also provides that for the two year period commencing on the issuance of any shares of Series C Preferred (the "Registration Period") CNL may elect to include its Series C Preferred in any post-effective amendment to the Registration Statement or any new registration statement under the Securities Act of 1933, as amended. In addition, the Conolog Agreement also provides that during the Registration Period, CNL may give notice to the Issuer to the effect that it desires to register its shares under the Act for public distribution in which case the Issuer will file a post-effective amendment to a then current registration statement or a new registration statement.

         On January 31, 1997, the Bank and the Issuer entered into Amendment No. 1 to the Conolog Corporation Allonge dated September 11, 1996 (the "Allonge") (which previously amended the Amended and Restated Term Note dated as of August 2, 1995 between the Registrant and the Bank(previously defined as the"Note")). The original Allonge provided that the Bank may convert the entire unpaid principal and interest due under the Note ("Debt Claim") into 1,400,000 shares of Common Stock of the Issuer at any time on

CUSIP No. 208254409 for Common Stock                       Page 15 of 30 Pages


or before April 15, 1997. The amended Allonge now provides the Bank the right to convert all or, if it so desires, only a portion of the Debt Claim. The number of shares issuable upon conversion of a portion of the Debt Claim will be calculated on the basis of 1 share for each $3.00 of the Debt Claim being converted with the balance of the 1,400,000 shares to be issued when all of the Debt Claim has been converted.


         On January 31, 1997, the Bank and CNL entered into Amendment No. 1 to the Option Agreement. The amended Option Agreement required CNL, on or before February 5, 1997, to purchase from the Bank for an aggregate purchase price of $600,000, no less than (i) 133,333 shares of Common Stock for $399,999 and (ii) $200,001 of the Debt Claim represented by the Note. As described in Item 5 above, CNL purchased such Common Stock and portion of the Debt
Claim on February 5, 1997. CNL may exercise the remainder of the option on or before April 15, 1997. CNL may purchase from the Bank additional shares of Common Stock owned by the Bank at the price of $3.00 per share and portions of the Debt Claim from time to time.

         On January 31, 1997, the Issuer and CNL entered into an Amendment to the Conolog Agreement. The amended Conolog Agreement provides that in the event not all of the Debt Claim was converted into shares of Common Stock by the Bank prior to CNL's acquisition of the Note, CNL will promptly convert the remaining portion of the Debt Claim into shares of Common Stock in accordance with the Note. In addition, the proceeds of the sale of the Acquired Shares are to be applied as follows: First to reimburse CNL for payments made to the Bank pursuant to Option Agreement; 50% of the balance, up to $2,500,000, is to be loaned to the Issuer within five days of CNL's receipt of the proceeds. Other than the above, no other modifications to the Conolog Agreement were made.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

         Exhibit #                          Description
           1                                Amendment No. 1 dated January 31, 1997
                                            to Option and Purchase, Sale and
                                            Assignment Agreement(dated as of September
                                            12,1996), by and between The Chase
                                            Manhattan Bank and CNL Holdings, Inc.

CUSIP No. 208254409 for Common Stock                       Page 16 of 30 Pages

           2                                Amendment dated January 31, 1997 to
                                            Agreement dated September 12, 1996 by and
                                            between CNL Holdings, Inc. and Conolog
                                            Corporation.

           3                                Promissory Note dated February 4, 1997
                                            from CNL Holdings, Inc. in favor of Dune
                                            Holdings, Inc.

           4                                Promissory Note dated February 4, 1997
                                            from CNL Holdings, Inc. in favor of James

                                            Solakian.


CUSIP No. 208254409 for Common Stock                       Page 17 of 30 Pages


                                  SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 1997



                                            CNL Holdings, Inc.


                                       By: /s/ Randolph K. Pace
                                           ----------------------------------
                                           Randolph K. Pace, President
                                           and Individually


                                           /s/Judith Pace
                                           ----------------------------------
                                           Judith Pace, Secretary and
                                           Treasurer, and Individually



                                           /s/James R.Solakian
                                           ----------------------------------
                                           James R. Solakian, Individually


                                           Dune Holdings, Inc.


                                           By: /s/ Randolph K. Pace
                                           ----------------------------------
                                           Randolph K. Pace, President
                                           and Individually



                                           /s/Judith Pace
                                           ----------------------------------
                                           Judith Pace, Secretary and
                                           Treasurer, and Individually

CUSIP No. 208254409 for Common Stock                       Page 18 of 30 Pages


                                 Exhibit Index

           1                                Amendment No. 1 dated January 31, 1997
                                            to Option and Purchase, Sale and
                                            Assignment Agreement (dated as of September
                                            12, 1996), by and between The Chase
                                            Manhattan Bank and CNL Holdings, Inc.

           2                                Amendment dated January 31, 1997 to
                                            Agreement dated September 12, 1996 by and
                                            between CNL Holdings, Inc. and Conolog
                                            Corporation.

           3                                Promissory Note dated February 4, 1997
                                            from CNL Holdings, Inc. in favor of Dune
                                            Holdings, Inc.

           4                                Promissory Note dated February 4, 1997
                                            from CNL Holdings, Inc. in favor of James
                                            Solakian.